EXHIBIT 21.1
THE ESTÉE LAUDER COMPANIES INC.

SIGNIFICANT SUBSIDIARIES

All significant subsidiaries are wholly-owned by The Estée Lauder Companies Inc. and/or one or more of its wholly-owned subsidiaries.

Name	Jurisdiction in which Organized

Estee Lauder Inc.	Delaware

ELC Management LLC	Delaware

001 DEL LLC	Delaware

Estee Lauder (Shanghai) Commercial Company Ltd.	China

Estee Lauder AG Lachen	Switzerland

Have&Be Co. Ltd.	Korea

Deciem Beauty Group Inc.	Canada

Too Faced Cosmetics, LLC	Delaware